CERTIFICATE OF AMENDMENT OF

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

ZALICUS INC.

     Zalicus Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. The name of the Corporation is Zalicus Inc. The date of the filing of the Corporation’s original

Certificate of Incorporation with the Secretary of State of the State of Delaware was March 28, 2000.

     2. This Certificate of Amendment amends certain provisions of the Corporation’s Sixth Amended and Restated Certificate of Incorporation, as amended, and has been duly adopted by the Board of Directors of the Corporation acting in accordance with the provisions of Section 242 of the DGCL, and further adopted in accordance with the provisions of Sections 211 and 242 of the DGCL by the stockholders of the Corporation.

3. That this Certificate of Amendment shall become effective at 12:01 AM (Eastern Time) on

October 3, 2013.

4. That upon the effectiveness of this Certificate of Amendment, Article III of the Corporation’s

Sixth Amended and Restated Certificate of Incorporation, as amended, is hereby amended by adding the following paragraph at the beginning of Article III:

“As of 12:01 AM (Eastern Time) on October 3, 2013 (the “Effective Time”), every six issued and outstanding shares of this corporation’s Common Stock (as defined below and including each share of treasury stock, the “Pre-Split Common Stock”) shall automatically and without any action on the part of the holder thereof be reclassified as and reduced to one share of Common Stock (such reduction of shares designated as the “Reverse Stock Split”). The number of shares of Common Stock and Preferred Stock (as defined below) that this corporation is authorized to issue shall not be affected by the Reverse Stock Split. The par value of this corporation’s Common Stock following the Reverse Stock Split shall be $0.001 per share. No fractional shares will be issued in connection with the Reverse Stock Split. Each holder of Pre-Split Common Stock at the Effective Time who would otherwise be entitled to a fractional share shall, in lieu thereof, receive a cash payment equal to the fractional share multiplied by (i) the closing price per share of the Common Stock as reported on the NASDAQ Global Market or the NASDAQ Capital Market, as applicable, on the last trading day preceding the date of the Effective Time or (ii) if the Common Stock is not then listed on the NASDAQ Global Market or the NASDAQ Capital Market, the fair market value of the Common Stock as determined by this corporation’s Board of Directors.”

     IN WITNESS WHEREOF, Zalicus Inc. has caused this Certificate of Amendment to be executed this 2nd day of October, 2013.

ZALICUS INC.

By: /s/ Mark H. N. Corrigan. M.D. Name: Mark H. N. Corrigan, M.D. Title: President and Chief Executive Officer